22006807

Washington, D.C. 20549

SEC Mail Processing Section
JUN 02 2022
Washington DC
413

PUBLIC

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-18428

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CAVU Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

52 Vanderbilt Avenue, Suite 403
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Karl W Lohwater	(757) 525-0990	klohwater@cavusecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

10/16/2018	6517
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RWS

PUBLIC

OATH OR AFFIRMATION

I, Gregory A. Parsons, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CAVU Securities LLC, as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Chairman

Notary Public

YANINA MILLER
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in New YORK County
NO01LE6237460
MY COMMISSION EXPIRES AUGUST 31, 2022

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAVU SECURITIES, LLC

PUBLIC

CAVU SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO RULE 17a-5 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2022

(FOR PUBLIC DISCLOSURE)

CAVU SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2022

TABLE OF CONTENTS

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of CAVU Securities, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CAVU Securities, LLC (the "Company") as of March 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 27, 2022

CAVU Securities LLC
Statement of Financial Condition
March 31, 2022

Assets	
Cash	$1,101,380
Deposit with Clearing Broker	9,934
Securities, at Fair Market Value	199,937
Accounts Receivable	1,105,619
Accounts Receivable, Related Party	231,494
Prepaid Expenses	43,565
Other Assets	21,000
Total Assets	$2,712,929
Liabilities	
Accrued Commissions	$470,454
Rebates Payable	96,627
Accounts Payable & Accrued Liabilities	49,231
Charitable Contributions Payable	36,047
Total Liabilities	652,359
Members' Equity	2,060,570
Total Liabilities and Members' Equity	$2,712,929

The accompanying notes are an integral part of these financial statements.

1. Organization

CAVU Securities, LLC (the "Company") is a Delaware limited liability company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the Municipal Securities Rulemaking Board ("MSRB") and Securities Investor Protection Corporation ("SIPC"). The Company is a veteran and minority-owned broker-dealer and has endeavored to contribute a portion of its revenues to military and veteran charities.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2022.

Income Taxes

The Company was organized as a Limited Liability Company which is treated as a partnership for income tax purposes. Accordingly, no provision for income taxes has been made in the accompanying financial statements. The Company's members are required to report their respective shares of the Company's income or loss on their individual income tax returns. However, the Company is subject to the New York City Unincorporated Business Tax.

Revenue Recognition

Fund Fee Income

Fund Fee Income is derived from the Company's agreement with Semper Capital Management, LP ("Semper"). Performance obligations do not relate specifically to the closing of any transaction or the trade of any security, but rather to the daily performance of wholesaling activities. Under the terms of the wholesaling agreement with Semper, the Company's revenues are a percentage of the management fees earned by Semper for the assets under management placed by the Company. These fees are earned over time with the performance of daily wholesaling activities executed on a trade date basis. Once these services occur, the Company has a present right to payment and the customer has received the benefits of having the Company perform wholesaling services. The Company accrues the fees monthly, and receives payments quarterly in arrears.

Referral Commissions

The Company has a contract with State Street Global Markets, LLC ("State Street") to earn commissions for referring customers to use the State Street Investment Portal (the "Portal"). Commissions are earned by the Company when a customer places investments in the portal. The commissions are based on the weighted-average balances for each referred customer per month and earned on an ongoing basis as long as the Portal customer continues to use the Portal for investment purposes. Income is recognized monthly.

Referral Fees – State Street Portal Customers

The Company also has separate referral agreements with each of State Streets Portal customers. This is to incentivize the Portal customer to go through the Company's relationship with State Street; if customers use and invest with the State Street Portal via the Company's relationship, they will receive a rebate per the terms of each referral contract. These rebates are accrued monthly in conjunction with the referral income.

Referral Fees – Mutual Funds

The Company entered into an agreement with Invesco whereby Invesco created a class of mutual funds specifically for the Company (the "CAVU Share Class"). The Company receives a referral fee from Invesco for each customer it refers to Invesco to purchase the CAVU Share Class. The Company's fee is based on the total investment made by referred customers and is earned over time as long as the customers remain invested in the CAVU Share Class. The Company recognizes the referral fees monthly.

PUBLIC

Investment Banking Income

Investment banking income consists of underwriting fees and concessions, success fees, retainer income, and advisory fees from the Company's operations. Retainer fee is earned monthly with the passage of time as the Company provides placement or advisory services to its customers. Advisory fees are short-term engagements where the Company provides advice or guidance to a customer on a specific deal. Advisory fees are recognized over the life of the agreement. Success Fees are recognized at the closing of a deal or private placement once all of the Company's performance obligations have been satisfied and the Success Fess can be valued. For the year ended March 31, 2022, the Company only recognized underwriting fees and concessions.

Trading Gains and Losses

The Company recognizes trading gains and losses on a trade date basis.

3. Clearing Brokers

On September 15, 2017, the Company entered into a "piggy-back" clearing arrangement with R.F. Lafferty & Co. Inc. ("Lafferty"), which introduces its customers on a fully-disclosed basis to RBC Capital Markets, LLC ("RBC"), whereby the Company gains access to the services provided by RBC to Lafferty. The arrangement is governed by a sub-broker agreement between the Company and Lafferty and a secondary clearing agreement among all three parties. Under the former agreement, the Company is obligated to maintain a minimum deposit of $5,000 with Lafferty. At March 31, 2022 the balance was $9,934.

4. Fair Value Measurement

In accordance with FASB accounting standards for investments' fair value measurement and disclosure, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements).

This guidance provides three levels of the fair value hierarchy as follows –

> *Level 1* – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The following is a summary of the financial assets measured at fair value as of March 31, 2022:

Description of Securities Owned	Level 1	Level 2	Level 3	Total
Assets				
Money Market Funds, at FV	$199,937	-	-	$199,937
Total	$199,937	-	-	$199,937

There were no transfers between level measurements during the year ended March 31, 2022.

5. Marketable Securities, at Fair Value

Marketable securities at fair value consist of U.S. and EU money market funds with underlying investments in Treasuries and US Government Securities and repurchase agreements, time deposits, commercial paper, certificates of deposit, medium-term notes, and floating rate notes, rated A-1/P-1 or better. These marketable securities held by the Company are classified as Level 1 trading securities and are stated at their fair market value based on quoted market prices. At March 31, 2022, these securities are carried at their fair market value of $199,937.

6. Professional Employer Organization ("PEO")

The Company leases its employees through a PEO and, accordingly, is not the employer of record for tax, insurance, and employee benefits.

PUBLIC

7. Net Capital Requirements and Regulatory Notifications

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2022, the Company had net capital of $1,496,957, which was $1,396,957 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.44 to 1.

8. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending March 31, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. Concentrations of Credit Risk

Cash

The Company maintains principally all cash balances in three financial institutions which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institutions. The Company has not incurred any losses on these accounts, and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

10. Related Parties

The Company earns mutual fund revenue from Semper Capital Management, LLC, a related party under common ownership. For the year ended March 31, 2022, accounts

receivable from Semper Capital Management, LLC were $231,494 as of March 31, 2022.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company subleases one of its office spaces from Semper Capital Management, L.P., a related party. The term of the lease is for the period of one year, commencing on May 15, 2021.

11. Leases

The Company has two operating leases for office space expiring in less than one year and not subject to ASC 842, according to the short-term lease exemption. The Company recognizes lease cost associated with these leases on a straight-line basis over the lease terms.

12. SBA PPP Loan

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interests, fines, and/or other penalties. The Company signed two separate loan documents under the SBA Paycheck Protection Program of the CARES Act on May 5, 2020 and January 30, 2021, and received the loan proceeds of $137,000 on May 5, 2020 and $175,767 on January 30, 2021. The loan has a 1% fixed annual interest rate. There are no prepayment penalties on the loan. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on our future adherence to the forgiveness criteria.

The Company applied for and was granted forgiveness for the first loan in the amount of $137,000 on February 18, 2021. The Company applied for and was granted forgiveness for the second loan in the amount $175,767 on December 31, 2021. As of March 31, 2022, the Company had no liabilities under any SBA PPP loan.

13. Retirement Plan Contributions

The Company is a participating employer in a multiemployer 401(k) retirement plan covering its eligible employees and sponsored by the PEO from which the Company leases its employees (*see* Note 6).

14. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

15. COVID-19 Impact

Management continues to evaluate the COVID-19 pandemic and its impact on the Company and the financial services industry and has concluded that, while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.